

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2022

Ben Silbert
General Counsel and Secretary
Avista Public Acquisition Corp. II
65 East 55th Street, 18th Floor
New York, NY 10022

> **Re: Avista Public Acquisition Corp. II**
> **Amendment No. 4 to Registration Statement on Form S-4**
> **Filed September 13, 2022**
> **File No. 333-264525**

Dear Mr. Silbert:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 7, 2022 letter.

Amendment No. 4 to Registration Statement on Form S-4 filed September 13, 2022

Beneficial Ownership of Securities, page 379

1. We note your disclosure that Avista Capital Holdings, LP holds 5,645,000 Class B shares, however APAC's IPO registration statement on Form S-1 indicated that Avista Acquisition LP II held such Class B shares. Please tell us why different entities are listed as the beneficial owner of the shares. To the extent that the shares continue to be held by Avista Acquisition LP II, your sponsor, please make this clear in the beneficial ownership table.

<u>Item 21. Exhibits and Financial Statement Schedules., page II-1</u>

2.   Exhibit 5.1 covers the shares of common stock and public warrants of New OmniAb to be issued in connection with the merger. As your filing fee table also covers the shares of common stock underlying the pubic warrants, please revise your opinion to cover these underlying securities.

3.   We note the assumptions in paragraph B of exhibit 5.1 relating to Avista Public Acquisition Corp. II and the Class A ordinary shares, Class B ordinary shares, units and warrants. It appears that the opinion of Maples and Calder dated July 28, 2021, and filed as Exhibit 5.2, is meant to provide the opinion that covers these assumptions. Please tell us why you believe an updated opinion from Maples and Calder is not required. We note that the Maples and Calder opinion currently filed is a "when issued" opinion for the relevant securities, limits reliance to purchasers of Units under the Form S-1, and does not opine on the Class B ordinary shares. Alternatively, please provide an updated opinion covering the assumptions in paragraph B, or remove the assumptions from the opinion. For further guidance, refer to Staff Legal Bulletin No. 19.

    You may contact Abe Friedman at 202-551-8298 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Erin Jaskot at 202-551-3442 with any other questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Trade & Services

cc: Jackie Cohen